Exhibit 99.9
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.

ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rudy M J VAN DER MEER

Date of last notice	17 March 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest	Not applicable
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	15 September 2009

No. of securities held prior to change	16,355 fully paid ordinary shares/CUFS registered in the name of the Director.

Class	Fully paid ordinary shares/CUFS

Number acquired	935

Number disposed	Nil

Value/Consideration	$6,628.80
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	17,290 fully paid ordinary shares/CUFS registered in the name of the Director.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder	Not applicable
(if issued securities)

Date of change	Not applicable

No. and class of securities to which interest related prior to change	Not applicable
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration	Not applicable
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change	Not applicable